                                                            Filed by Enron Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule14a-12
                                          of the Securities Exchange Act of 1934

                                                    Subject Company: Enron Corp.
                                                  Commission File No.: 001-13159



In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, Texas 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron on November 13, 2001.

This filing contains a transcript of the conference call which was held on November 12, 2001 to discuss the merger of Dynegy and Enron. This transcript is being filed pursuant to Rule 425.

                 TRANSCRIPT OF NOVEMBER 12, 2001 CONFERENCE CALL




                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 1


                                  SITRICK & CO.

                                NOVEMBER 12, 2001
                                  8:00 A.M. CST



Coordinator                Hello and welcome to the Dynegy-Enron merger
                           conference call. At the request of Dynegy, this conference is being recorded for instant replay purposes.

                           At this time, I'd like to turn the conference over to Ms. Meg Nollen, Senior Vice President of Investor Relations for Dynegy. Ms. Nollen, you may begin.

M. Nollen                  Thank you and good morning, everyone. I need to start
                           this call out with our standard Safe Harbor language.
                           I'll be reading it in its entirety, so you all can take a breath.

                           Certain statements made during this call are forward-looking. Although Dynegy and Enron believe these statements are accurate, their businesses are dependent upon various regulatory issues, general economic conditions and future trends.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 2


                           The completion of the transaction is conditioned upon the fulfillment of a number of conditions, and the success of the combination of the two companies will be dependent on a wide range of issues. These factors can cause actual results to differ materially from the forward-looking statements that have been made.

                           In particular, the benefits that are expected to result from the combination are predicated upon the belief that combining the complementary enterprise and resources of Dynegy and Enron will result in increased opportunities and decreased expenses. Because of the complexity of the environments in which the two companies operate, there can be no certainty that these benefits will be achieved to the extent expected.

                           The estimate of the accretiveness of the transaction reflects the company's current best estimates based upon available information and numerous assumptions, and accordingly may or may not be achieved if business conditions change or the assumptions that have been made do not prove to be accurate.

                           Significant regulatory approvals are necessary to complete the transaction, including approvals under the Hart-Scott-Rodino Act, the Federal Energy Regulatory Commission, the Securities and Exchange Commission and certain state and foreign authorities. There can be no assurances that the

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 3


                           exemptions and approvals will be obtained on a timely basis and on acceptable terms.

                           In addition, Dynegy and Enron operate in regulated environments. Any significant changes in these regulatory environments could negatively impact the transaction and the combined entity.

                           In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement and prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information.

                           Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, when it is available, and other documents containing information about Dynegy and Enron without charge at the Securities and Exchange Commission web site at www.sec.gov. Also, you can receive those documents by contacting either company's Investor Relations Department.

                           In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 4


                           description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.

                           With that I'm going to turn the call over to Chuck Watson. I would caution, there is a very large volume of callers trying to get in and I believe we are reaching maximum lines both on phone and Intranet. You can let those of your associates who did not get on know that there will be a replay.

                           With that, I'll turn this call over to Chuck Watson, Dynegy's Chairman and CEO.

C. Watson                  Thank you, Meg. I'd like to personally welcome all
                           the analysts and the media on the line today and really all the listeners, especially Dynegy and Enron shareholders, our employees, and partners.

                           We're here this morning to discuss an exciting business combination between Dynegy and Enron. You'll hear why we're confident that this is good strategically and financially for Dynegy and Enron.

                           You'll hear why this combination is also good for our shareholders, good for our employees and good for the entire industry. Joining me here this

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 5


                           morning to convey this exciting story from Dynegy our President, Steve Bergstrom; our Executive Vice President and Chief Financial Officer, Rob Doty; from Enron, Chairman and CEO, Ken Lay and President and Chief Operating Officer, Greg Whalley. Greg will join Steve, Rob and me in the Office of the Chairman of the new Dynegy.

                           Last Friday night, Dynegy and Enron completed our $24 billion merger agreement that most of you had already heard about. The merger of Dynegy and Enron will fuse two groups of talented, dedicated people who share a passion for their work.

                           This is a strategic merger that injects confidence and creditability into the energy marketplace, accelerates the execution of both companies' strategies and unleashes the earnings potential of our North American and European energy networks. The fact that Dynegy's largest shareholder, ChevronTexaco, has committed equity towards this transaction to retain their ownership interest in the combined entity underscores their confidence in this merger.

                           Yes, the combined company, which will be named Dynegy, will have superior physical delivery capabilities and unparalleled experience navigating competitive markets for our customers.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 6


                           From a financial standpoint, there's nothing but upside in this transaction. This combination is 35% accretive to Dynegy shareholders without any of the more than $400 million of synergies that we continue to expand upon everyday. By providing immediate liquidity and financial stability for Enron, we are confident this combination provides the greatest potential value for Enron's shareholders.

                           With that, I'd like to introduce Ken Lay to share the Enron perspective on the merger.

K. Lay Thanks, Chuck. As might be expected, this is a very reflective time for me and of course many of my colleagues at Enron. Having helped create Enron in 1985 when I, as Chairman and CEO of Houston Natural Gas, and our board of directors agreed to merge Houston Natural Gas into Internorth, I did not expect to some day be involved in creating the next world leading energy merchant company by merging Enron into another company.

                           But that's what we're doing. I and the Enron Board have approved this transaction because we believe it provides a great opportunity for our shareholders, our customers and our employees.

                           The company we are creating will have a strong balance sheet, a

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 7


                           world-class merchant energy operation and a lot of liquidity. It will also be the world leader in all of its core businesses. I agree with Chuck that this combination will uncover and refocus attention on the true earnings potential of Enron's core energy businesses.

                           Few of the alternatives we considered could seamlessly assimilate with Enron's wholesale marketing and trading business as well as its retail, commercial/industrial business and its very strong pipeline business.

                           It will join together two companies with deep roots in the Houston community and the energy industry. I am personally committed to working with Chuck and Steve and their colleagues in the months ahead to accomplish the merger and to build a solid foundation for strong future value creation.

                           I'll now turn it back over to Chuck.

C. Watson                  Well thank you, Ken. Once again, this merger is about
                           accelerating our strategy by three to four years.
                           Dynegy is always looking for more effective ways to serve our customers and to expand our competitive reach across markets by leveraging our ever-growing global energy delivery network.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 8


                           Enron's core energy business is very strong with solid earnings and cash flow. It's an incredible pipeline infrastructure, matched with a wholesale and commercial industrial marketing business that continues to perform despite the failure of businesses that were not strategic to this core sector and clouded the company's reputation and damaged its performance.

                           The new Dynegy, like the current Dynegy, will be an asset-backed company with an expanded global energy delivery network and tremendous intellectual capital.

                           We have a great opportunity to put together an outstanding management team who understands the business we're in as well as anyone possibly could. We will be a formidable competitor with solid values, and I have confidence that the employees of both companies will want to be part of that future.

                           Culturally, it's a good fit. There has been great mutual respect between us over the years - even as we were competitors and counterparties, shippers and partners. Both companies have talented, dedicated, passionate employees who have conducted themselves with honor and character for more than 16 years.

                           Let us not taint the 20,000 employees at Enron with the same brush that a

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                          PAGE 9


                           few bad apples may deserve. We'll mirror Dynegy's more team-oriented compensation program and incentivize employees to be as concerned about how they perform, and maybe that leads me to my final comments. It kind of surrounds the notion of my long-term vision for the new Dynegy.

                           It should not surprise anyone that it's the same as the old Dynegy. Dynegy will be a leading global energy merchant respected for the manner in which we deliver extraordinary value to our stakeholders.

                           Now with that, I'd like to ask Steve to put some detail around what these two companies will look like when we put them together. Steve?

S. Bergstrom               Thank you, Chuck, and good morning, everyone. I want
                           to make a few comments about the Enron core business, which is an earnings engine that we are very familiar with, and they are very familiar with ours as well.

                           Over the last two weeks, we've had the opportunity to look under the hood of their core business and have performed considerable due diligence, and found no surprises in their core business.

                           Over the next six to nine months, we plan on doing a thorough evaluation of their core business to validate the look that we had in the last couple of

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 10


                           weeks. There are several protections for Dynegy's shareholders if in the very unlikely event we find something surprises us, but we really don't expect to find anything material.

                           In the last two weeks, we validated exactly what we expected, that Enron's core energy business franchise is very, very strong. There never have been any problems in their wholesale marketing and trading business and that's where we see the greatest fit with Dynegy.

                           It throws off significant earnings and cash flow and is a very solid franchise. The key point here, as Chuck mentioned, is that Enron's under-performing assets, outside of their core energy franchise, have been dragging cash flow and earnings from the core business.

                           Once we clear the slate when this merger closes, we will unleash the value of Enron's core energy franchise. Their core franchise is about four to five times our size, and it is a business which we are very familiar with.

                           The combined entity will be very well positioned with a comprehensive asset-backed energy delivery network, intellectual capital which leverages the core asset positions, the leading wholesale natural gas and power franchises in the world, principal energy market maker and liquidity provider, complimentary physical and financial capabilities, diverse

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 11


                           pipelines and generation assets, and a premiere technology infrastructure and platform.

                           Enron Online is a much larger platform than Dynegydirect. It is the leading market-maker platform for gas and power, which is tremendously scalable. While EOL is ahead of Dynegydirect, there are functional similarities and synergies between the two, and we expect to use the best of both. We'll evaluate the best possible way to move forward with one platform.

                           Enron has also created a profitable C and I retail business. EES, their retail operation or their commercial industrial operation, is three to four years ahead of where Dynegy is in its early life.

                           As a lot of you know, we've embarked over the last nine months to a year on our C and I strategy. Although Dynegy probably wouldn't invest the same amount of money as Enron has in the past, clearly Enron has turned the corner and EES has become an earnings contributor and a growth engine for Enron and will continue in the combined company.

                           Obviously there are many synergies with the combination of these two companies. There is a modest overlap between the two companies as we are large customers and trading partners of each other, and we'll have

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 12


                           some customers that we share who the combined company will reach credit limit. However, we believe that the synergies associated with the combination of this enterprise will more than offset the business loss of any customer overlap.

                           Now I'd like to turn it over to Rob Doty, our Chief Financial Officer, who can give you more details about the merger.

R. Doty Thank you, Steve. Let me start off with a few highlights regarding the transaction. A lot of this has been reported and assessed, but I'll try to keep it to the points that might give you some additional color around the transaction.

                           As you know, the transaction is a stock-for-stock merger. The total deal size, and there are different ways to kind of look at this, but the total deal size we believe is about $24 billion. That's $9 billion of equity, calculated as our closing price times the
                           0.2685 exchange rate, plus $2 billion of preferred stock, plus about $13 billion of long-term and short-term debt at September 30th.

                           The fixed exchange ratio of 0.2685 means that each Enron share will be converted into 0.2685 Dynegy shares. We believe that allows the Enron shareholders to participate in the appreciation of or in the acceptance of this transaction.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 13


                           As we stated in the press release, the merger will be accounted for as a purchase of Enron by Dynegy. As a result, all assets and liabilities will be fair valued at closing. We will, of course, post appropriate reserves for litigation and other contingencies at that point in time.

                           As you know, ChevronTexaco is solidly behind this transaction. They have committed $2 1/2 billion to the deal. That comes in two pieces: a billion and a half up front, immediately essentially, as well as a billion at closing.

                           The billion and a half up front is contributed first to Dynegy in exchange for a convertible preferred security, and that will convert into common stock at the closing. In turn, Dynegy will purchase a convertible preferred security in Northern Natural Pipeline as well as receive an option to purchase all the common stock of that pipeline for little additional consideration. At closing, this preferred will convert into common stock with the new company, as I said.

                           If the transaction is terminated for any reason, Dynegy would exercise the option and acquire Northern Natural. There are some limited circumstances where Enron can retire the preferred before conversion if the transaction is terminated.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 14


                           We have spent a lot of time addressing Enron's current liquidity needs and we feel that the billion and a half contribution immediately through ChevronTexaco plus the new billion-dollar bank facility plus the substantial cash on hand should easily provide Enron with adequate liquidity to conduct business. This should put any fears surrounding Enron's liquidity immediately to rest.

                           The bottom line with respect to the structure of the billion and a half is it gives Enron sufficient interim liquidity to conduct and grow their business and it protects Dynegy's financial position should the transaction terminate.

                           With respect to the remaining billion, that will be funded at closing in exchange for common stock. In addition to the $2 1/2 billion that ChevronTexaco is contributing, committed to contribute, they have the right to purchase another billion and a half dollars worth of stock over the next couple of years. Really strong support from Chevron as you can see.

                           The merger is expected to close in six to nine months, probably the third quarter of 2002. We need the approvals that Meg mentioned earlier. The feeling of both companies is that those approvals should be granted.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 15


                           Let me make a few comments about the new company's balance sheet and its capital structure. We looked very carefully at the equity needs of the new company; we believe that the ChevronTexaco contribution in total of $2 1/2 billion will adequately capitalize the new company. The debt-to-capitalization ratio on a GAAP basis at closing is expected to be less than 45% and we are very comfortable with the ultimate capital structure.

                           With respect to the dealings that we've had with the rating agencies, we have completely laid out the business and financial impacts of the combination to all three rating agencies. Those discussions centered around Enron's current financial position, the new company's business and financial position, and the impact of the transaction on Dynegy.

                           Based on our conversations with them, we believe that the rating agencies like the combination, both from a business and a financial point of view. They believe the new company will be well capitalized, and they will, of course, be doing more work between now and closing to make sure that they get a little bit better handle on what they've seen so far.

                           From now until closing, we believe Enron will maintain its investment grade ratings, although they will be on the weak end of investment grade. Dynegy's ratings will be affirmed, but we will remain on credit watch pending the closing.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 16


                           Let me talk to you a little bit about the accretiveness of this transaction. I think many of you in the audience have run your own numbers at this point, but I'll tell you how we've run our numbers. This merger is substantially accretive in the first year, as you know: $0.90 to $0.95 per share, or about 35% to the existing Dynegy shareholders.

                           The math is pretty simple if you assume Dynegy were to make what the analysts' consensus amount is, $2.56 at this point. We assumed Enron would make conservatively $1.50. The analysts' consensus at this point is $2.00. We took a conservative haircut of 25%.

                           The new company will have about 650 million shares outstanding. Dynegy shareholders will have about 420 million shares and Enron shareholders will have about 230 million shares. ChevronTexaco is expected to have about 169 million shares of those at closing.

                           You also in your assumptions need to assume a reasonable reduction in interest expense related to the $2 1/2 billion contribution from ChevronTexaco, and if you use those assumptions and you do the math, you will get an EPS estimate on a pro forma 2002 basis of about $3.40 to $3.50.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 17


                           This is not actual EPS for 2002 because the transaction is not expected to close for six to nine months, but it is a solid indication of the level of accretion that will be achieved post closing.

                           This is tremendous. Remember in the math that I just went through with you, we did not consider in those numbers any amounts related to cost savings or synergies, which are expected to be fairly significant. So as you can see, this is a tremendously accretive transaction.

                           Finally, with respect to a long-term growth rate for the combined company, we think that that should easily fit in the 15% to 20% range for the next three years. Let me make some final comments on financial policy of the company going forward.

                           Let me assure you that Dynegy will manage the new company in a manner very consistent to the way that we've managed Dynegy historically. We will work hard to make sure that company disclosures are very transparent and understandable. We will substantially simplify the balance sheet and the capital structure, and we will reduce the level of financial leverage both on and off the balance sheet.

                           Finally, we will manage the business for cash flow in addition to earnings.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 18


                           That's our commitment to you that will completely change from a financial standpoint how the combined company will be run going forward. It will be much more like Dynegy has run its business in the past.

                           Then the last point I'd like to make is some have hypothesized that Dynegy did this deal because Enron owes Dynegy a substantial amount of money. That is just simply not true.

                           Dynegy currently owes Enron. Enron does not owe Dynegy. The amount that we currently owe Enron is fairly immaterial, less than $50 million, but I think that underscores the point that it's just simply not true that there's some substantial liability from Enron to Dynegy. We are doing this transaction because of the very significant value that it brings to our shareholders.

                           With that, I will turn it over to Greg Whalley.

G. Whalley                 Yes, thank you. I absolutely agree with Chuck, Ken,
                           Steve and Rob that this is clearly the best solution for Enron and its stakeholders.

                           Along with our recently completed bank financing, this equity infusion will immediately provide ample liquidity to maintain and grow our energy

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 19


                           marketing and trading business. This merger, I'm pleased, validates the strength of Enron's core wholesale, retail and gas pipeline businesses, and it protects and enhances our core energy franchise.

                           This is also the best cultural and strategic fit. Dynegy understands us and we understand Dynegy. As a stock transaction, this merger provides the greatest potential value to our shareholders, and we're excited about the prospects of the combination.

                           Ultimately we hope to restore confidence and regain access to the capital markets and continue to grow our solid core business. With that, Chuck?

C. Watson                  Greg, thank you. I hope all of you can sense the
                           excitement of this new opportunity.

                           This is really a new platform, as Ken said, for the future for these two companies. This is also a new day for the Enron and the Dynegy employees, and we are simply excited about what this opportunity has and are very confident that we can integrate these two companies in a way that presents the best opportunity for success, and then we can grow this company over the next several years both in North America and around the world.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 20


                           With that, operator, I'd be happy to turn it over to the questioners at this time. Thank you all for listening.

Coordinator                Thank you. One moment while the questions register.
                           Our first question comes from Paul Patterson from ABN
                           Amro.

P. Patterson               Good morning. My question, I guess, is for Enron - in
                           terms of what exactly happened in terms of selling the company.

                           Did you speak to many people? I mean in other words, it just looks a little odd that the company is selling itself at such a discount if the core business is so strong. Was there just simply no liquidity out there? Could you just elaborate a little bit more in terms of what the situation was that brought you to the point of selling your company at this level and why there was really no other alternative than this?

                           Then I guess the second question I have is for Dynegy. What the cash flow accretion might be? You mentioned the earnings accretion, but could you give us an idea of what you're expecting in terms of cash flow?

K. Lay Paul, this is Ken Lay. I'll go first on that. We did have other alternatives, particularly financial alternatives, and we were going on parallel paths. At the same time we were talking with Dynegy, but we all became convinced

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 21


                           particularly over the last week or so that the best alternative both financially and strategically was Dynegy.

                           I mean, we can see some great benefits for both companies, some great synergies. Obviously all the things we've mentioned today. We have similar cultures, similar strategy. Then this does, of course, significantly strengthen the Enron balance sheet and liquidity position. We think substantially increases it to a point to where it should not even be an issue.

                           But it was necessary to stabilize the ship and of course to get the liquidity that we needed as well as strengthen the balance sheet. This, as well as the financial alternatives, could have done that, but this appeared to us to be by far the better alternative. It still allows our shareholders to benefit from the ride back up which we're fully convinced will occur with this combination.

P. Patterson               In other words, you felt the financial alternatives,
                           if I'm correct here, were such that your stock would not appreciate enough vis-a-vis what you're selling the company for right now?

K. Lay Well again, as I said, we thought the stock for stock transaction that Dynegy proposed gave our shareholders a better alternative than the financial alternatives. It did come together. Obviously having the strong

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 22


                           support of ChevronTexaco behind it was another factor.

                           I mean for them to step up and commit $2 1/2 billion, $1 1/2 billion immediately to thiS transaction and of course, at least indicate some interest and maybe put in another $1 to $1 1/2 billion in the combined company provided a really strong underpinning to what we're doing here.

P. Patterson               Okay and the cash flow accretion?

R. Doty                    Yes, this is Rob Doty.  I will take a shot at that.

                           The cash flow for the Dynegy shareholders before this transaction for next year was expected to be $3.75 to $4.00 a share. With this transaction, we should see a level of accretion similar to what we saw in the EPS side, so that the total new combined company should have cash flow per share somewhere in the $5.00 range.

                           That's very significant. That's cash flows somewhere between $3 billion and $3 1/2 billion on an annual basis.

P. Patterson               And that's operating cash flow?

R. Doty                    Yes, operating cash flow.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 23


P. Patterson               Thank you very much.

Coordinator                Thank you. Our next question comes from Annie Sow
                           from Alliance Capital.

A. Sow                     Hi, everyone.

M. Nollen                  Good morning.

A. Sow Good morning. Can you talk about more detail in terms of your regulatory risks? According to the newspaper, you have to go through a lot of regulatory approvals. Can you just walk through that for us?

S. Bergstrom               Yes, Annie. This is Steve. We have several approvals
                           we have to go through, but we really don't see a whole lot of risk in those. It's just a matter of time.

                           I think the FERC will probably be the pacesetter for regulatory approval. All the rest, the approvals should come ahead of the FERC. So that one will be the one that takes the most time.

                           But we've spent a lot of time talking about this and looking at this over the

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 24


                           last two weeks, both us and Enron. I think we both agree that this thing should happen within the next six to nine months.

C. Watson                  Annie, this is Chuck. Let me just say I don't want to
                           minimize at all the importance of getting those regulatory approvals. I believe this is very doable, but I think it's a complicated transaction and combination that'll have to be explained.

                           So while we don't want to minimize it and we're going to be respectful of every one of those organizations to make sure we get their approvals, we really are confident that up and down the line, we're going to be able to convince them that this is really in the best interest of the energy industry as well as these two respective companies.

A. Sow How about all the pending lawsuits? Can you touch on that? I mean, it could be much worse than we think.

C. Watson                  Annie, anytime you do a transaction like this, you
                           evaluate, from our perspective, you evaluate the risks and you put it in your economics. We've had the best lawyers. They're familiar with this, working with us over the last two weeks and we feel very comfortable.

                           We know the issues. We've looked at them in detail. You value the risk

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 26


                           associated with that and you put it in your economics and you move on down the road.

K. Lay                     Annie, I'll add to that at least a couple of things.
                           First, of course, obviously we are not the first company to have derivative lawsuits, shareholder derivative lawsuits or class action suits, and indeed there's now enough history over a long number of years even pretty much by jurisdiction, etc. that there are good ways of at least putting some quantification around the outer limits of what might happen here.

                           I know our team has done that. I know Chuck's team has done that. So even though the number may be pretty big, you're able to pretty well quantify that and fence it in and then put it away. Then of course what happened here was I think Chuck and his team decided that there's an awful lot of value between the counter price that they were paying and of course getting to where that would be any consideration in this transaction.

C. Watson                  Annie, this is Chuck. Let me just summarize by saying
                           that we have done a lot of what Ken said. We literally have taken what we think is sort of a worse case and even in that worse case, there's a tremendous amount of economic value here for both companies.

                           So I'm comfortable. We don't have all, obviously, nobody has all the

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 26


                           facts yet and we think, by the way, it's going to be substantially less than our maximum account. But I'm comfortable even in that case.

                           This is a very, very good economic transaction for both companies.

A. Sow Are there other things that we should be aware of that will materially impact the way you report? I mean, it's in the paper talking about Enron violating the basic rule of accounting. How do we know as the shareholders you don't have anything else that you hide and we are not aware of?

K. Lay                     Well, if you're addressing that to Enron, this is Ken
                           Lay.

A. Sow                     Yes.

K. Lay We don't have anything we're trying to hide. Quite the contrary, I think we've been very forthcoming. I'm disclosing everything that we've found.

                           Now obviously the internal investigation is still underway. So we're not to the end of it, but we have of course disclosed anything and everything that we've found so far.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 27


                           It is interesting. I mean I know the characterization is being made about the restatement of earnings. Basically that resulted from some technical problems with a couple of the special, the SPEs that were set up, where in fact there was not quite enough risk capital left in them or put in them or left in them for them to qualify.

                           Indeed virtually all of the restatements could have been prevented with about $30 million or so of more risk capital in two of these SPEs.

S. Bergstrom               Annie, I might also give you the Dynegy view on that.
                           We have looked at the accounting practices. We have looked at the 8-K very carefully. We have gone through all of those issues with senior management.

                           Even though nobody can tell you there is absolutely nothing else because there are several investigations that continue, we are very hopeful that everything has been put on the table. That was the strategy at this point.

                           We're comfortable that senior management inside of Enron is doing everything they can to identify the issues and they have disclosed everything that they are aware of at this point in time. On a go-forward basis, we will run, as I said earlier, this company much more conservatively from a financial point of view, and we would never expect anything like this to happen in the future.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 28


                           I might just make one more comment. All of the issues that revolve around the restatement have to do with things other than the core business. The core business is why we're here and the reason that we are very interested in Enron.

A. Sow                     Thank you.

Coordinator                Thank you. Our next question comes from Paul Tice
                           from Deutsche Bank.

P. Tice Yes, three quick questions. First, you said that you're comfortable with the liquidity that Enron will have in the interim. Can you speak to some of the deals that are coming due, specifically the share trust deals like Osprey and what the plan is for paying those off? By your comment about clearing the decks before you close, my guess is that you'd like to see a lot of this cleaned up before you close the deal.

R. Doty Yes. I might take a stab at that, and we also have Jeff McMahon, the Chief Financial Officer of Enron, on the phone. We might get him to give his views as well.

                           But we do think that the liquidity position of the company will be very strong in the interim and not only will have the billion and a half infusion,

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 29


                           they'll have the new bank facility which is, I think, providing net liquidity increases of about $750 million. Then they also have substantial cash on hand as of the last time I looked, which was late last week. It was close to a billion dollars. So that should put everybody's concerns to rest concerning Enron's liquidity.

                           Osprey, at least from our standpoint, we have looked at that deal being unwound in the late summer of next year and our merger economics, and that is fully taken into account in our cash flows for Enron between now and closing. I don't know if you have any additional color on those things, Jeff. But if you do, you might raise them.

J. McMahon                 Yes, the only thing I would add, Rob, is that as
                           we've all discussed, we're embarking under a fairly rigorous asset sale program. So proceeds from that obviously can also be used to apply to the Osprey trust liquidation as well.

R. Doty                    Excellent point.

P. Tice Away from Osprey, you've got Marlin coming in a few months. Is the goal to unwind that prior to the merger or after?

C. Watson                  Our goal, at this point and Jeff your views on this
                           will also be important,

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 30


                           our view on Marlin was it would be unwound after closing.

P. Tice Okay. Last structure question. The credit link note issues that Enron has outstanding, a number of them - will those be kept outstanding post merger?

R. Doty Many of the off balance sheet financings, including the credit link note structures, actually mature during the interim period between now and closing. The off balance sheet obligations are substantially reduced during this period and so not all of the credit link notes will be gone, but if you take all of the structured financings between now and closing, a substantial portion of them will be reduced.

P. Tice Okay. Then to Jeff's point about the asset sale program, most of these assets, I would assume, that Dynegy doesn't care about on a going forward basis, so you would also like to see the disposal process wrapped up or forward progress made on that between now and next year?

C. Watson                  Yes, this is Chuck. That is generally true in terms
                           of accelerating them. At the same time, while cash is extremely important, so is value. Our numbers suggest that we don't necessarily have to feel like our backs are pinned against the wall in these asset dispositions.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 31


                           So we're going to take a good look at every one of them, and we're going to try to optimize the value. So I wouldn't want to make any grand statements about timing on anything, because I think it's important for shareholders that we get the greatest value.

P. Tice Okay. Second question. Two of the facilities that Enron drew down the other week, they were coming due in April of next year. Has there been any progress in pushing the term out on those?

J. McMahon                 This is Jeff McMahon. The revolving credit facility
                           which comes due in April that you're referring to was a 364-day revolving credit facility. That will likely get renewed as part of the syndication of our more recent billion-dollar facility. So we'll be bringing that to the market to renew it probably within the next six to eight weeks.

P. Tice Is there any truth to the Journal article from this morning saying that your two lead banks were contemplating an equity infusion?

J. McMahon                 I don't think I want to comment on what our banks are
                           considering. That's probably a question for them.

P. Tice Okay. Last question. The rating agencies: did they give you an indication, Chuck, that mid triple-B would be the most likely outcome of the evaluation?

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 32


C. Watson                  Yes, they have.

P. Tice                    They did. Okay. Thank you.

Coordinator                Thank you. Our next question comes from Jay Yannello
                           from UBS Warburg.

J. Yannello                Good morning, everyone. Congratulations, and, Chuck,
                           we're counting on you not changing going forward.

                           I guess my question is for Steve. Steve, can you give us a little flavor. I know it's been done before in the financial services industry, but how do you in fact merge ongoing live trading books, back office systems, risk management systems. Can you just paint us a picture on how that would progress as the deal progresses?

S. Bergstrom               Well, obviously we're separate companies here until
                           we close. So we're going to run our businesses like we have been, as separate stand-alone entities. We're in the exact same business in that regard.

                           We'll probably do quite a bit of interim work on the mid and back office.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 33


                           We've got a lot of costs as they do in the mid and back office area and that's probably the easiest place that we can consolidate and leave our front office operating pretty much the way it is until we get to close. Then you'll just meld the front offices together by combining and consolidating your books and your risk control and all that.

                           I don't mean to minimize that. It's going to be difficult, and it'll be a lot of work. But it's a business that we are familiar with and it should go together relatively easily.

G. Whalley                 Yes. This is Greg Whalley. You should take a look at
                           it and notice that the primary issue of bringing together is going to be the North American wholesale energy markets.

                           There's not substantial integration that needs to go on from the pipeline business or the commercial industrial retail business. All of these components mesh together reasonably well without a lot of integration having to happen.

                           On the trading to marketing in North American energy, it's not going to be the easiest thing to do, but if you look at our businesses and where our businesses are focused, I believe there's a reasonable mesh there. It's going to be about taking the best components of all of it and putting it

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 34


                           together into being the best shop, keeping in mind that between now and close, we will be two distinct presences in the market from a front office standpoint.

                           I do believe that the opportunity to, over time, after close, merge back-office systems and procedures will probably create substantial synergies and create the opportunity to choose the best of the systems to deal with. So I don't want to minimize either the difficulty in doing this, but it's very possible and very workable, and I believe that our organizations will be excited about putting it together.

J. Yannello                Okay. I should have specified. I actually meant after
                           the deal was closing, but I apologize for that confusion.

                           When the deal is closed, you will then have initially two separate trading books. So then do you create a new system, and then piece by piece you put them into a new book, if you will? Is that just basically how it goes?

S. Bergstrom               Well, Jay, we currently have multiple books as does
                           Enron already. You have different books for different purposes, and when you put the two together, you'll obviously have some overlap, but the combined company will have multiple books as well.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 35


                           You just combine the overlap together. The ones that aren't overlapped, they'll just keep going down the path they're heading.

J. Yannello                Okay, fair enough. Thank you.

Coordinator                Thank you. Our next question comes from David
                           Fleshier from Goldman Sachs.

D. Fleshier                Hi. First of all, congratulations on the deal. My
                           first question really is as far as the depth of due diligence that you've done, given all that we've been through with Enron and the disappointments and surprises, can you tell us more about the depths of the due diligence and how confident you are that there aren't other hanging liabilities out there, that you've ring fenced them, that you've identified them is really the first part of the question, here.

C. Watson                  David, this is Chuck. Let me start that by saying
                           this has been a very intense couple of weeks, but what made it manageable is because what we were really focused on is the core operations, and all of the discussions over the last several months now have to do with non-core assets and the financing and creative financing around those.

                           What gave me a lot of confidence in pursuing this is that the core business

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 36


                           has never really been challenged. There's a lot of noise around it, but the core business we thought worked pretty well because it's similar to what we do.

                           So the fact that we were in town, that we were in the business, we know the core business and the C and I business. We know the pipeline business. That is the three businesses both here and in Europe, that we were interested in. So we didn't spend a lot of time, and frankly there's no real economic value in our model for anything outside the core business.

                           All we tried to do is put brackets around kind of how bad anything outside the core could get and once we did, then we looked at the core operations. So there was a lot of work done.

                           I think it's important for everybody to understand that kind of my sense of this is that, and we were in a very unique position to be able to do the due diligence in the time that we did, bracket the exposure and understand and appreciate the opportunity that was getting presented here and the fact that we were in a position where we had a major shareholder in ChevronTexaco that has tremendous confidence in this company.

                           We've had a great strategic relationship now for several years, and there frankly wasn't much doubt in my mind that ChevronTexaco would step up

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 37


                           to this transaction once they saw it, and certainly they did. So there aren't a lot of companies that have all those things going for them.

                           That's why I say this was a very unique opportunity that Dynegy took a quick look at and decided to take a longer term look at, and we ended up putting this together.

                           Let me just say one other thing that I've got to tell you is very important in the dynamics of what happened. That is that we would have probably not even got into this had we not been approached by the three key executives in Enron that came to us and said, "This is the best strategic partner. We've identified Dynegy as the best strategic partner for us to combine with."

                           That is hugely important when you start thinking about integration of management and people and executives. This is an intellectual capital company. Both of us have that. So I think it was very important that we got the sense from the very beginning that we were going to get the full cooperation of the management team, and that made a lot of difference and accelerated the whole process.

                           So I think the uniqueness of Dynegy for all these reasons allowed us to, in a couple

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 38


                           of weeks - now these weren't eight-hour days - but in a couple of weeks to get our arms around this and then really understand the opportunity that was presented here.

D. Fleshier                Let me just push a little more, Chuck, because I hear
                           you on the upside and I think probably not many know your company, and both companies will disagree on the upside potential. I guess I want to get as much confidence as possible that there aren't other hanging chads out there, whatever we call them, in terms of liabilities in these partnerships or elsewhere, and that you're 99 and 44/100ths on that and you're able to confirm that you've looked everywhere, looked under every rock there. That's really my question.

C. Watson                  David, David, we're not 99.9% sure of anything right
                           now. I mean, I think we're clearly - let's call it a little over 90% sure on all those issues - but that's also why the risk reward here was clearly worth doing this deal.

                           I mean, I believe that we have adequately bracketed the downside, and if you think about a 35% accretive deal without any synergies-and really not a lot of companies could be able to do that and achieve those kinds of upsides-then there has to be just a substantial, substantial material change in what we already know.

                           We've also got a lot of confidence that Enron has done an internal,

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 39


                           independent investigation. That's been going a lot longer than the two weeks that we've been talking about. So it wasn't like we were alone in doing this.

                           So, I don't want to minimize the impact. Obviously, there's somebody that says, well, something could come out of left field, that's why we have MAC outs. I think clearly, we have those in place, but I've got a lot of confidence that the independent people that have been looking at this, they've been disclosing as they find issues. I really have a good deal of confidence but not an absolute guarantee that we're going to be fine here.

                           In the remote possibility that something does come up, obviously we've got materially adverse change provisions in this transaction, which obviously I don't think we're going to have to worry about. I don't know if Ken or ...

K. Lay Jeff McMahon, would you like to add something more to that?

J. McMahon                 Just kind of confirm what Chuck's saying. We're well
                           into our process here, as you can see. The results so far have resulted in a restatement, as everyone has seen.

                           Could there be more? Possibly. Do we expect more? No. We've done an awful lot of work so far.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 40


                           We think we have identified all the transactions as disclosed in our 8-K. But I think it is fair to say that the investigation remains ongoing.

D. Fleshier                Let me just ask one final short question. Is there
                           any amount of assets that you talked about being aggressive to selling non-core assets? Can you give us any framework over say the next 12 months? What amount of assets you're intending to sell, or is that yet to be defined?

J. McMahon                 I would say from an Enron perspective, we really
                           haven't spent the amount of time necessary with the Dynegy people to all agree on a plan. But I think you can hear pretty clearly what Chuck and his team thinks is core to the new Dynegy. So the majority of those international assets that we've held in the past are certainly on that list, which is high-dollar numbers.

S. Bergstrom               David, I think as you know or at least some know, we
                           have $4 billion of sales already under contract. Now, that includes the $3 billion for Portland General, but we also have three other significant international assets under contract, which we hope to close in the not too distant future.

D. Fleshier                Okay. Thank you very much. Good luck.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 41


C. Watson                  Thank you, David.

Coordinator                Thank you. Our next question comes from Jim Ferguson
                           from Alliance Capital.

J. Ferguson                Good morning.

C. Watson                  Good morning.

J. Ferguson                A question about some of the fixed income
                           instruments. Someone commented that the CLNs are maturing between now and closing. I show the CLNs and Yosemite maturing between `04 and `07. Are there others than the publicly issued or the private-placement issued ones?

R. Doty Yes, Jeff. You might take a stab at that. What I said just to be clear is a number of the structured transactions and off balance sheet financings do mature between now and closing.

                           Yosemite, you're right, is a longer-term deal. Jeff, you might help him out on the detail if you can.

J. McMahon                 Sure, Jim. You're absolutely right. The public
                           issuances clearly have a

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                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 42


                           longer maturing date than six to nine months, which is the expected closing.

                           Certainly from the Enron perspective, that is in our scheduled maturities out there at the dates in which they mature. That information is provided to Dynegy, and I need to have Rob comment whether he plans on attempting to early redeem those, but certainly from an Enron perspective that is not in our planned maturities over the next six to nine months.

J. Ferguson                All right. Very good. Is there any effect on the
                           Citibank swaps with the Enron CLNs and Yosemite with the merger of Enron? Does that get effected? Is that an early trigger?

J. McMahon                 No. That would survive the merger.

J. Ferguson                All right. Right now the CLNs have at the unwinding
                           or final stage of the thing, replacement in the trust assets of an Enron equivalent, Enron senior unsecured debt. What would be put into that structure under this merger? Would it be a Dynegy unsecured obligation?

J. McMahon                 Yes. I'll have to check the details of that, but the
                           structure provides for a new entity to basically take over Enron.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 43


                           The thought would be then that new surviving entity could replace the assets with a similar type of instrument. So rather than Enron, it would be Dynegy. But obviously Rob needs to get his arms around all these things.

                           But I think the realities are these things should pay at maturity as planned because the Dynegy folks have seen all those maturities going forward.

G. Whalley                 This is Greg Whalley. We will be doing another
                           conference call later this week on Enron and can address all of the issues associated with these financings, CLNs, etc., at that point in time. I believe we're going to try and do that on Wednesday.

J. Ferguson                Okay. I appreciate. There's a lot going on here.
                           Question on the Dynegy rating. Dynegy Inc. is a BBB-at S&P now. Is the new entity going to be at that Dynegy Inc. BBB-level? Or is it going to be at the Dynegy Holdings BBB flat level?

R. Doty Our target is to have as strong a set of ratings that we can get. We are considering a number of structural items right now so that we wouldn't have a parent company notching like the current Dynegy structure has.

                           I would expect ratings of BBB or Baa2 or better. We've got a lot of work do, I think, with the agencies over the next several months between now

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                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 44


                           and closing. I think their initial reactions were very positive to the transaction.

                           We spent a lot of time with them last week. We showed them what the combination looks like. We showed them what the cash flow generation capability is going to look like. We talked a lot about the strategy of the businesses going forward, and ultimately I think they will be comfortable in that range.

                           So we're looking to mid-BBB or better as a simple answer to your question.

J. Ferguson                Okay. Thank you. One last question and I'd rather ask
                           it now rather than wait for Wednesday, but Jeff, if you could just comment on the Enron liquidity situation from now to year end. As Enron alone, was it not going to be sufficient to meet your obligations?

J. McMahon                 You mean prior to this merger?

J. Ferguson                Yes.

J. McMahon                 We definitely needed to raise some type of equity
                           capital to ensure that we had adequate liquidity. I think I would answer your question, Jim, to say

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 45


                           that in normal market conditions we would have had adequate liquidity, but these clearly are not normal market conditions for Enron. So we needed some type of equity capital between now and the end of the year.

J. Ferguson                Fair enough. Thank you.

Coordinator                Thank you. Our next question comes from Kirt Louner
                           from CS First Boston.

K. Louner                  Yes, good morning. Kirt Louner, CSFB. I just want to
                           get into the valuation implications of the accretion and merger synergies that you described. If you could, in broad terms, talk about the accretion as a percentage from operations, from an interest expense savings, from other areas?

                           Since you described the merger synergies on top of those, what percentage of those merger synergies are from cost savings, and what are operational issues? If I could just add one more final question, when you look at the marketing and trade business pro forma the completion of the deal, any guesses as to what the average length of your trading books and what percentages of the earnings from them will be in cash?

R. Doty That's a lot of questions, Kirt. Rob Doty. You might have to help me

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 46


                           back through those. But the accretion level, first of all, that we talked about -- $0.90 to $0.95 -- is all at the operating level and does not have anything to do with cost savings and synergies.

                           If you just take the $400 million that we've said we believe fairly strongly that we could gain in cost savings, that would be incremental to the $0.90 to $0.95. So very strongly accretive transaction from operating activities.

                           Your next question had to do with the length of the trading book, I believe, or maybe I got them out of order. We actually might let Steve handle that one. Our assessment to date is that Enron and our books are fairly short in duration, and we would expect no real change in that.

                           We would expect most of that - and most is probably not a strong enough term - but a very substantial portion of that to be from cash. The earnings associated with the activities that flow in and out of the book.

                           Since both companies have fairly short trading books at this point in time, I think that a very, very substantial share of the earnings will be cash in nature.

S. Bergstrom               I agree with that.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 47


R. Doty                    That's the shortest you've ever been.

K. Louner                  Okay. Thanks. If I could just reiterate one other
                           portion of that was the proportion of the accretion coming from interest expense savings with the ChevronTexaco capital infusion and the improvement of the overall balance sheet.

R. Doty Yes. What I did was I took $21/2billion in contribution at a 61/2% rate, used a 30% or 32% tax rate and 650 million shares. If you do that, you will get about $100 million, a little over $100 million.

K. Louner                  Okay. Thank you very much.

R. Doty                    You bet.

Coordinator                Thank you. Our next question comes from Jeff Dietert
                           of Simmons.

J. Dietert                 Jeff Dietert with Simmons. Congratulations on the
                           transaction. The Wall Street Journal reported this morning that Dynegy had the right to walk in the event that legal and financial liabilities exceeded
                           $3.5 billion.

                           Could you give us a little bit more information on that? Should we look at that as the material adverse change amount? Or what should we make of this?

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 48


R. Doty I'll take a shot at it and my friends at the table here might clean me up. The $3 1/2 billion has just to do with litigation of Enron. That's all litigation, not just the shareholders suit. We've looked at their potential legal claims in general, and we've looked at their shareholder suits in detail and thought about it very carefully.

                           The $3 1/2 billion number is designed to take care of both. Even if we had a very, very substantial settlement on the shareholder side, it would be difficult to get to the $3 1/2 billion. But it's just a bright-line test on the legal claims against the company.

                           We also have in addition to that a general material adverse effect clause. If there's any material change in the assets ,businesses, etc. of Enron, then that would also qualify as a material adverse change. But that's how it works.

                           On the material adverse change general clause, our lawyers describe it this way. It's a pretty blunt instrument. It's difficult to make cases under that, and we felt like with the litigation, we needed a specific provision on that.

J. Dietert                 I agree with David's comment that I think investors
                           appreciate the upside

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                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 49


                           associated with the deal and accretion. Just exploring the unlikely event that the deal would come apart, your previous guidance for `02 has been $2.50 to $2.60 range.

                           With the Chevron infusion of $1.5 billion, would that create some potential dilution to those earnings, or would that be offset by the addition of Northern Natural into your portfolio? Could you help us with what the guidance is in the downside event that the deal does fall through?

R. Doty Right. The $21/2billion, only a billion and a half comes in up front, and that goes over to Enron. So that should not affect our numbers. There's kind of some pieces that are moving around there, but we don't expect that to have a material impact on Dynegy. So our numbers before the combination would still be good.

                           Also, if the transaction were to terminate for some reason, we would have Northern Natural, and that would easily offset the dilution from the billion and a half dollars of equity.

J. Dietert                 Thank you for your comments.

R. Doty                    You bet.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 50


Coordinator                Thank you. Our next question comes from Carol Coale
                           from Prudential.

C. Coale Hi. Good morning. Just to follow real quick on Jeff Dietert's comments, and then I have some of my own.

                           Just to clarify on the ChevronTexaco investment, it says in their press release that they are investing this $1.5 billion as a significant discount to Dynegy's closing price on Friday, November 9th. When we originally did our calculation on the combined merger between Dynegy and Enron, we were using 340 million shares outstanding for Dynegy. In your earlier comments, you said 420. So that's an increase of about 80 million shares. Are we to assume that Chevron is investing into a convert that converts at $18.75 a share of Dynegy?

R. Doty No, you have to also take into account a half the billion dollars that they're contributing at closing. The discount that they have was actually only a 5% discount off of market at the time we negotiated it last week.

                           That was a pretty standard discount that most equity that's raised by public companies would receive a discount. So we gave them a 5% discount, which is about what we would have gotten from other equity sources.

                           In the meantime, the transaction leaked as you guys know very well,

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 51


                           starting at about Wednesday and our stock started to run up. So in fact, today it is a substantial reduction off of current market. But they are 5% below a price that was market last week and actually have some provisions to use different prices at closing if they're substantially better.

C. Coale Okay. To clarify one more thing, you mentioned in your comments that Enron could retire, maybe I misunderstood this, but they could retire preferred before the deal closes. I was just wondering if you could clarify what those circumstances were or clarify your comments on that?

R. Doty The only provision has to do with if Dynegy were to terminate the transaction and if Enron had sufficient liquidity, they could cash us out of the preferred instead of giving us Northern Natural.

C. Coale Okay. I have the same concerns that some of my peers have related to the earnings quality at Enron, and specifically you were mentioning how strong the wholesale business at Enron has been. What can Dynegy do, if anything, to keep Enron's traders and book of business from leaving for competitors before the deal closes?

                           Secondly, are you discounting when you look at the wholesale profits, the fact that a portion of those earnings came from what used to be called asset investments where Enron leveraged their risk under derivative-type

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                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 52


                           situations, like in Rhythms, for example, leveraged that risk off to the partnership, which I assume they will no longer be doing. Is that discounted in your forecast earnings? Those are the two questions.

G. Whalley                 This is Greg Whalley. I'd like to first address the
                           Enron traders and marketers. I believe that we will retain the people that we have. They're accustomed to being part of a winning team, and I think they'll see this as being a wining team going forward.

                           We've talked with most of our leadership. They are very pleased with the additional infusion of equity, the creation of instant liquidity and stability in the marketplace for us to be able to carry the franchise going forward.

                           So I am not looking for any major issues there, and we'll be working with all of the leadership in the trading and marketing operations to make sure that that's true and that that maintains itself on a going-forward basis.

                           I believe that as for the past few weeks, they're probably very pleased with the stability that this merger brings them and excited about the prospects of putting the two operations together.

S. Bergstrom               This is Steve. I concur with that. I think that most
                           traders want to be part of the winning team. I think this is going to be a combination that will be

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 53


                           the winning team, and I feel confident both from Dynegy's perspective because we have similar issues there as well that these folks, the A players, will stay around to be part of the winning team.

                           I think the second part of your question, Carol, on the income model from Enron, we have for various reasons because of some of the distractions that this kind of thing brings, we've haircut their model or their business by 25% and taken into consideration various things. Even with that and without counting the synergies that we know are there, it's still $0.90 to $0.95 accretive. So we think there's a lot of room for a lot of those issues to go by the wayside.

K. Lay Jeff McMahon, you may want to address the Rhythm situation.

J. McMahon                 I think Rob made the point a little earlier which is
                           consistent with Steve's comments. The issues with these partnerships are predominately non-core businesses, so the way the Dynegy folks took the projections were based on taking the core business and extrapolating those out.

C. Coale Okay and I don't want to hog the call, but was any of the restricted stock that Enron pledged to the SPEs, was any of that treasury stock?

J. McMahon                 Was any of it treasury stock at the time it was
                           pledged? Is that the question?

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 54


C. Coale                   Well, why don't I ask both?

J. McMahon                 The answer to your question then is no, but when it
                           comes back, it's effectively treated as treasury stock.

C. Coale Okay. So you've earned returns on stock that was in the treasury or was, I guess, you later put the stock in the treasury after those returns had already been earned?

J. McMahon                 When the shares came back, when these partnerships
                           unwound, maybe the best answer is that we'll get in more detail on Wednesday when we have a conference call. But it is a complex issue. It's both derivatives and feature stock issuances. So there weren't actual shares that were issued out there in large numbers.

C. Coale Okay. Well obviously our concerns are the SEC restrictions against earning returns on treasury stock. But, okay thank you for indulging my questions, gentlemen.

M. Nollen                  All right. I think we have time for one more,
                           operator.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 55


Coordinator                Thank you. Our last question comes from Raymond Niles
                           of Salomon Smith Barney.

R. Niles Good morning. A lot of my questions have been answered, but two questions I want to ask is can you go into a little more specifics maybe, Chuck or Steve, into how you might run the whole synergy business differently or maybe any change from the way Enron has been running it when you take over?

S. Bergstrom               This is Steve. Primarily, their strategy has been to
                           be a market maker in all markets and be the liquidity player of the industry. As you know, our strategy has been more of an asset-backed trading and marketing strategy. You've heard me say this before that even in my opinion, you can only have one market maker in any industry. Enron clearly was it.

                           Now you combine the two companies together, and I think you'll see a blend of the two. I think there'll be more of an asset-backed trading strategy focus on it, taking the financial capabilities and skill sets that Enron posses and combining them with a strong asset position.

                           I also think you'll see the new entity doing a lot more of the liquidity market making than Dynegy itself has historically done. So I think you'll see more of a blend of the two together than one strategy or the other.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 56


R. Niles Any particular shift in emphasis maybe with regard to efforts in Europe or with different commodities or products? Or you think you'll be moving ahead pretty much in the same directions?

S. Bergstrom               Well I think we're going to sit down with Enron and
                           really focus most on their North American energy business here. Their strategy in Europe has been a little bit different than ours, and we're going to sit down over the next two or three weeks and really hash out exactly what are the combined entities going to be in Europe. But my suspicion is it's going to be very similar with what we're doing in the U.S. and North America as well.

                           They've got a lot more people over there in Europe than we do, but we still both believe that European energy opportunities are very, very significant over there, and I think the combination in Europe really strengthens our combined position dramatically over there. We look forward to putting that together and making that happen over there.

R. Niles Okay. Then two other quick questions. One is in terms of liquidity backing for Enron, are there any early indications of market response to this? Or when do you think you'll have a clear sense as to whether this is adequate in order to back Enron's operations?

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 57


G. Whalley                 Yes, Ray. This is Greg. This morning, activity looks
                           pretty good. We should over the course of this week be able to give you a very reasonable assessment of the market reception to the incremental liquidity of Enron.

R. Niles Okay. One last question. Just in terms of key employees at Enron. Maybe it's too early to talk about it, but will there be any specific efforts or provisions just to retain key people during this interim period?

G. Whalley                 To the extent necessary, yes there will be, but right
                           now I believe for the most part people are pleased with the introduction of the new liquidity, pleased with the stability that it brings and really want to go about establishing or re-establishing our energy franchise.

K. Lay Ray, as you know, it's always been one of our highest priorities to do what we need to do to retain our best talent. I mean, as we've said more than once around the table today, this business is all about intellectual capital. Both companies have a lot of it.

C. Watson                  Ray, this is Chuck. Let me assure you, both these
                           companies have had a tremendous, I think, success ratio in keeping our best folks, and nothing's going to change there.

                           As I've mentioned before, if there's any change in kind of the whole

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 58


                           compensation plan, the combined plan, know that I'm a very strong believer in the team concept. I don't want to see individuals do really well if the company doesn't do well and the department and the division doesn't do well. That's sort of embedded in both companies. It's certainly going to be embedded in the combined company.

                           So if there's one thing - and I know there's been a lot of noise about the employees -- they're very much on the front burner in terms of what we're concerned about in combining these two entities. But I agree with Greg. I mean this is an outstanding combination and if I was in this industry, this is a combination I'd pick to work for. So I don't see that to be as - it's an important issue, but one that I think all employees will realize the value in this combination.

                           So listen, I'd like to at this time to thank all of you for listening in. I know many may not have gotten your questions in, but I thank you so much for listening in.

                           It's been an exciting day, here. It's been an exciting couple of weeks, but I'll tell you this combined entity is a platform for something really special in the future and I hope most of you share that opinion.

                           I thank you so much for coming in today, and have a good day.

                                                                   SITRICK & CO.
                                                           MODERATOR JOE BUNNING
                                                 NOVEMBER 12, 2001/8:00 A.M. CST
                                                                         PAGE 59


Coordinator                Thank you for participating in today's conference,
                           and have a great day.